

March 27, 2013

<u>Via E-mail</u>
Mr. Jay S. Fishman
Chief Executive Officer
The Travelers Companies, Inc.
485 Lexington Avenue
New York, New York 10017

  Re: The Travelers Companies, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed on March 21, 2013
    File No. 001-10898

Dear Mr. Fishman:

  We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note proposal number 4 seeking approval to amend the company's Amended and Restated Articles of Incorporation to give the Board authority to issue up to 5 million shares of preferred stock. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the preferred shares that will be newly available. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director